
Mail Stop 6010

August 2, 2007

Mr. Stephen P. Loomis
Vice President, Finance and Chief Financial Officer
Cardiodynamics International Corporation
6175 Nancy Ridge Drive
Suite 300
San Diego, CA 92121

> **Re:** **Cardiodynamics International Corporation**
> **Form 10-K as of November 30, 2006**
> **File No. 000-11868**

Dear Mr. Loomis:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K as of November 30, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 31

Correction of Errors in ICG Inventory Reserve and Overhead Absorption, page 36

1.   The inventory errors in the third quarter of fiscal 2006 appear to have a
        quantitatively material affect on net income reported for that quarter; and,
        correction of those errors in the fourth quarter appears to have a quantitatively
        material affect on the net loss reported in that quarter. Please further explain to us
        why you should not amend the Form 10-Q for the third quarter and why you
        should not restate the quarterly data provided in Note 17 to the Form 10-K as of
        November 30, 2006. Please provide us a full SAB 99 analysis to support your
        conclusion, including why you believe your financial statements are reliable
        notwithstanding the quantitative materiality of the errors to reported operating
        results for the affected quarters.

2.   Please tell us about the circumstances leading to the errors, including (1) how
        those errors passed undetected in preparation of the financial statements for the
        third quarter of fiscal 2006 and (2) the steps you undertook to mitigate the risk of
        similar errors in the future.

3.   As a related matter, please tell us why there is no weakness in internal controls
        that should be disclosed and described in Item 9A Controls and Procedures. Also
        explain why you believe disclosure controls and procedures and internal control
        over financial reporting are effective as of August 31, 2006 and November 30,
        2006.

Form 10-Q as of May 31, 2007

Item 4. Controls and Procedures, page 34

4.   In future filings please provide management's assessment of disclosure controls
        and procedures as of the end of the reporting period. Refer to Item 307 to
        Regulation S-K.

Form 8-K as of June 25, 2007

5.   We see your agreement to dispose of the Vermed subsidiary and that you plan to also enter into a long-term supplier arrangement with Vermed for your proprietary ICG sensors. Please tell us whether you intend to report the disposition as discontinued operations. If so, in light of the supplier arrangement, please tell us why you believe discontinued operations presentation will be appropriate under paragraph 42 to SFAS 144.

****

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3605 or Brian Cascio, Branch Chief, at (202) 551-3676 if you have questions regarding these comments. Please do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671 with any other questions.

Sincerely,

Gary Todd
Review Accountant